Exhibit 99.1
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K with respect to the first quarter ended March 31, 2009, has been derived from the unaudited interim consolidated financial statements for the first quarter ended March 31, 2009.
The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2008, in Total S.A.’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on April 3, 2009.
•     Key figures and consolidated accounts of Total1

in millions of euros				1Q09 vs
except earnings per share and number of shares	1Q09	4Q08	1Q08	1Q08

Sales	30,041	38,714	44,213	-32%
Adjusted net operating income from business segments
• Upstream	1,482	1,995	2,731	-46%
• Downstream	600	770	311	+93%
• Chemicals	-32	177	158	na
Fully-diluted earnings per share (euros)	1.02	(0.36)	1.60	-36%
Fully-diluted weighted-average shares (millions)	2,235.4	2,235.5	2,254.0	-1%
Net income (Group share)	2,290	-794	3,602	-36%
Investments	2,935	4,758	2,643	+11%
Investments including net investments in equity affiliates and non-consolidated companies	2,840	4,565	2,546	+12%
Divestments	472	943	198	+138%
Cash flow from operating activities	3,994	4,093	5,316	-25%

[1]	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger. See “Analysis of Business Segment Results” below for further details.

•    First quarter 2009 results
     > Sales
In the first quarter 2009, the Brent price averaged 44.5 $/b, a decrease of 54% compared to the first quarter 2008 and 20% compared to the fourth quarter 2008. The European refining margin indicator averaged 34.7 $/t for the first quarter 2009, an increase compared to the first quarter 2008, but was poor in the month of March. Petrochemical margins continued to be affected by weak demand.
The euro-dollar exchange rate averaged 1.30 $/€ in the first quarter 2009 compared to 1.50 $/€ in the first quarter 2008 and 1.32 $/€ in the fourth quarter 2008.
In this environment, sales were 30,041 M€ in the first quarter 2009, a decrease of 32% compared to the first quarter 2008 sales of 44,213 M€.
     > Net income (Group share)
Reported net income (Group share) was 2,290 M€ compared to 3,602 M€ in the first quarter 2008, a decrease of 36%. The decrease in net income was essentially due to the impact of lower results from the Group’s business segments.
The Group did not buy back shares in the first quarter 2009.
Fully-diluted earnings per share, based on 2,235.4 million fully-diluted weighted-average shares, declined to 1.02 euros compared to 1.60 euros in the first quarter 2008, a decrease of 36%.
     > Investments — divestments2
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.7 B€ in the first quarter 2009 compared to 2.5 B€ in the first quarter 2008.
Acquisitions were 93 M€ in the first quarter 2009.
Asset sales in the first quarter 2009 were 359 M€, consisting essentially of Sanofi-Aventis shares.
Net investments3 were 2.5 B€ in the first quarter 2009 compared to 2.4 B€ in the first quarter 2008.
     > Cash flow
Cash flow from operating activities was 3,994 M€ in the first quarter 2009, a decrease of 25% compared to the first quarter 2008, due essentially to lower results from the Group’s business segments.
Net cash flow4 for the Group was 1,531 M€ in the first quarter 2009 compared to 2,871 M€ in the first quarter 2008.
The net-debt-to-equity5 ratio was 19.1% on March 31, 2009, compared to 22.5% on December 31, 2008, and 21.0% on March 31, 2008. For more detail on our financing activities, see Note 5 to the Consolidated Financial Statements for the first three months of 2009 on page 27 of this exhibit.

[2]	Detail shown on page 12 of this exhibit.

[3]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + repayments by employees for loans related to stock purchase plans.

[4]	Net cash flow = cash flow from operations + divestments - gross investments.

[5]	Detail shown on page 12 of this exhibit.

•     Analysis of business segment results
The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.
In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors, mainly in the United States, and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method. The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 25 and 33 of this exhibit respectively.
In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.
UPSTREAM
     > Environment — liquids and gas price realizations*

				1Q09 vs
	1Q09	4Q08	1Q08	1Q08

Brent ($/b)	44.5	55.5	96.7	-54%
Average liquids price ($/b)	41.5	49.4	90.7	-54%
Average gas price ($/Mbtu)	5.98	7.57	6.67	-10%
Average hydrocarbons price ($/boe)	38.8	47.1	70.5	-45%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized liquids price decreased by 54% compared to the first quarter 2008, in line with the change in Brent.

The average realized price for Total’s natural gas decreased by 10% compared to the first quarter 2008, reflecting the positive lag effect in certain gas contract price formulas.
     > Production

				1Q09 vs
Hydrocarbon production	1Q09	4Q08	1Q08	1Q08

Combined production (kboe/d)	2,322	2,354	2,426	-4.3%
• Liquids (kb/d)	1,413	1,434	1,510	-6.4%
• Gas (Mcf/d)	4,957	5,127	4,989	-0.6%
In the first quarter 2009, hydrocarbon production was 2,322 thousand barrels of oil equivalent per day (kboe/d), a decrease of close to 4.5% compared to the first quarter 2008, mainly as a result of:
•	-4% for OPEC reductions;

•	-1.5% related to disruptions in Nigeria due to security issues, notably with the shutdown of the Soku gas plant;

•	-1.5% for portfolio changes, mainly the dilution of PetroCedeño in Venezuela; and

•	+2.5% for the price effect[6].
The start-up of new projects, such as Jura in the North Sea and Moho Bilondo in Congo, offsets the natural decline.
Compared to the fourth quarter 2008, hydrocarbon production decreased by close to 1.5% due to negative impacts from OPEC reductions (-3%), disruptions in Nigeria due to security issues (-1%) and portfolio changes (-1.5%). These negative impacts were partially offset by positive impacts that increased production by 4%, mainly linked to the re-start of the Al Jurf field in Libya, production ramp-ups on new fields, and the price effect.
     > Results

				1Q09 vs
in millions of euros	1Q09	4Q08	1Q08	1Q08

Non-Group sales	4,447	6,925	6,196	-28%
Operating income	2,892	3,556	6,423	-55%
Adjustments affecting operating income	—	171	—	na
Adjusted operating income*	2,892	3,727	6,423	-55%
Adjusted net operating income*	1,482	1,995	2,731	-46%
• Includes income from equity affiliates	227	269	282	-20%
Investments	2,250	3,283	2,178	+3%
Divestments	129	270	107	+21%
Cash flow from operating activities	2,578	2,139	4,251	-39%

*	Detail of adjustment items shown in business segment information.

[6]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

Adjusted net operating income for the Upstream segment was 1,482 M€ in the first quarter 2009 compared to 2,731 M€ in the first quarter 2008, a decrease of 46%, reflecting essentially the impact of lower hydrocarbon prices.
Adjusted net operating income for the Upstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had no impact on Upstream adjusted net operating income in the first quarters 2009 and 2008. The exclusion of special items had a positive impact on Upstream adjusted net operating income of 21 M€ in the first quarter 2009 compared to a negative impact of 130 M€ in the first quarter 2008.
The effective tax rate for the Upstream segment was 58% compared to 62% in the first quarter 2008, reflecting mainly lower oil prices and mix effects. The effective tax rate was 57% in the fourth quarter 2008.
The return on average capital employed (ROACE7) for the Upstream segment for the twelve months ended March 31, 2009, was 31.2% compared to 35.9% for 2008.
DOWNSTREAM
     > Refinery throughput and utilization rates*

				1Q09 vs
	1Q09	4Q08	1Q08	1Q08

Total refinery throughput (kb/d)	2,236	2,371	2,389	-6%
• France	895	944	930	-4%
• Rest of Europe	1,086	1,146	1,169	-7%
• Rest of world	255	281	290	-12%
Utilization rates
• Based on crude only	81%	90%	87%
• Based on crude and other feedstock	86%	91%	92%

*	Includes share of CEPSA.
Refinery throughput decreased by 6% compared to the first quarter 2008, reflecting mainly a larger impact from turnarounds for maintenance, which affected the Lindsey and Donges refineries in the first quarter 2009, and a discretionary reduction of volumes at the Port Arthur refinery in March 2009.
The utilization rates based on crude throughput and based on the throughput of crude and other feedstock were 81% and 86% respectively in the first quarter 2009 compared to 87% and 92% in the first quarter 2008 and 90% and 91% in the fourth quarter 2008.

[7]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

     > Results

in millions of euros				1Q09 vs
except TRCV refining margins	1Q09	4Q08	1Q08	1Q08

European refining margin indicator — TRCV ($/t)	34.7	41.4	24.6	+41%
Non-Group sales	22,368	27,746	32,780	-32%
Operating income	1,036	(2,416)	871	+19%
Adjustments affecting operating income	(245)	3,561	(373)	na
Adjusted operating income*	791	1,145	498	+59%
Adjusted net operating income*	600	770	311	+93%
• includes income from equity affiliates	33	21	2	x16	.5
Investments	495	972	294	+68%
Divestments	36	18	24	+50%
Cash flow from operating activities	1,648	603	1,168	+41%

*	Adjusted for special items and the inventory valuation effect. Detail of adjustment items shown in business segment information in the financial statements.
The European refining margin indicator (TRCV) averaged 34.7 $/t over the quarter, an increase of 41% compared to the first quarter 2008 and a decrease of 16% compared to the fourth quarter 2008. At the end of the first quarter 2009, margins were notably affected by a drop in distillate margins linked to weak demand.
Adjusted net operating income from the Downstream segment was 600 M€ in the first quarter 2009, an increase of 93% compared to the first quarter 2008 and a decrease of 22% compared to the fourth quarter 2008.
Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of 246 M€ in the first quarter 2009 and 280 M€ in the first quarter 2008. The exclusion of special items had a positive impact on Downstream adjusted net operating income of 71 M€ in the first quarter 2009 compared to no impact in the first quarter 2008.
The ROACE for the Downstream segment for the twelve months ended March 31, 2009, was 23.3% compared to 19.9% for 2008.

CHEMICALS

				1Q09 vs
in millions of euros	1Q09	4Q08	1Q08	1Q08

Non-Group sales	3,218	4,012	5,229	-38%
• Base chemicals	1,776	2,449	3,420	-48%
• Specialties	1,442	1,563	1,809	-20%
Operating income	61	(761)	200	-70%
Adjustments affecting operating income	(129)	1,015	(2)	na
Adjusted operating income*	(68)	254	198	na
Adjusted net operating income*	(32)	177	158	na
• Base chemicals	(40)	109	61	na
• Specialties	16	55	98	-84%
Investments	179	477	164	+9%
Divestments	6	20	7	-14%
Cash flow from operating activities	178	939	(202)	na

*	Adjusted for special items and the inventory valuation effect. Detail of adjustment items shown in business segment information in the financial statements.
In the first quarter 2009, petrochemical margins and volumes were impacted by weak global demand. The environment for Specialty chemicals, particularly in the auto and construction markets, was also severely impacted by the economic crisis.
First quarter 2009 sales for the Chemical segment were 3,218 M€, a decrease of 38% compared to the first quarter 2008.
The adjusted net operating loss for the Chemicals segment was 32 M€ in the first quarter 2009 compared to adjusted net operating income of 158 M€ in the first quarter 2008.
Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Chemicals adjusted net operating income of 80 M€ in the first quarter 2009 and 1 M€ in the first quarter 2008. The exclusion of special items had a positive impact on Chemicals adjusted net operating income of 8 M€ in the first quarter 2009 compared to no impact in the first quarter 2008.
The ROACE for the Chemicals segment for the twelve months ended March 31, 2009, was 6.6% compared to 9.2% for 2008.
•     Summary and outlook
Following approval at the Annual Shareholders Meeting on May 15, 2009, Total S.A. will pay on May 22, 2009, the remaining 1.14 € per share8 of the 2008 dividend, which is equal in amount to the interim dividend paid in November 2008. The full-year 2008 dividend of 2.28 € per share represents an increase of 10%.
The coming months will be marked by a ramp-up in production from the Akpo field in Nigeria and the start-up of four additional major Upstream projects, Tahiti in the Gulf of Mexico, Yemen LNG and

[8]	The ex-dividend date for the remainder of the 2008 dividend is May 19, 2009.

then Tombua Landana in Angola and Qatargas II. In the Downstream, Total will study with Saudi Aramco the bids for the construction of the Jubail refinery in Saudi Arabia. In petrochemicals, Qatofin, one of the largest ethane-based crackers in the world, is expected to enter into service by year-end in Qatar. At Lacq, in the south of France, the CO2 capture and sequestration pilot program should start in the summer.
Cost reduction programs that have been initiated across the company, combined with lower prices for services and materials, are expected to reduce the 2009 breakeven point. Teams have also been mobilized to cut development costs as a prerequisite to launch pending projects.
Since the beginning of the second quarter 2009, the Brent price has stabilized around 50 $/b. Market conditions in the Downstream and Chemicals are difficult due to weak demand, despite lower raw material costs.
Total’s financial strength, discipline and capacity to adapt are expected to allow it to maintain, even in a weak environment, its investment policy, its dividend policy and its commitment to operate throughout the world as a responsible company.

Forward-looking statements
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of Total and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of Total, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.
Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. Total’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Total’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, Total does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.
You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of Total and could cause results to differ materially from those expressed in such forward-looking statements, including:
•	material adverse changes in general economic conditions or in the markets served by Total, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by Total;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of Total;

•	the ability of Total to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by Total;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of Total; and

•	the risk that Total will inadequately hedge the price of crude oil or finished products.
For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in Total’s Form 20-F for the year ended December 31, 2008.

Operating information by segment
First quarter 2009
•     UPSTREAM

Combined liquids and gas production by				1Q09 vs
region (kboe/d)	1Q09	4Q08	1Q08	1Q08

Europe	686	684	626	+10%
Africa	741	746	851	-13%
North America	11	13	15	-27%
Far East	255	241	251	+2%
Middle East	419	426	438	-4%
South America	184	217	217	-15%
Rest of world	26	27	28	-7%

Total production	2,322	2,354	2,426	-4%

Includes equity and non-consolidated affiliates	350	400	396	-12%

				1Q09 vs
Liquids production by region (kb/d)	1Q09	4Q08	1Q08	1Q08

Europe	320	321	299	+7%
Africa	633	618	716	-12%
North America	10	12	11	-9%
Far East	36	31	27	+33%
Middle East	315	320	335	-6%
South America	85	118	110	-23%
Rest of world	14	14	12	+17%

Total production	1,413	1,434	1,510	-6%

Includes equity and non-consolidated affiliates	294	341	339	-13%

				1Q09 vs
Gas production by region (Mcf/d)	1Q09	4Q08	1Q08	1Q08

Europe	1,985	1,957	1,775	+12%
Africa	551	658	690	-20%
North America	8	8	23	-65%
Far East	1,223	1,280	1,245	-2%
Middle East	574	604	580	-1%
South America	549	550	589	-7%
Rest of world	67	70	87	-23%

Total production	4,957	5,127	4,989	-1%

Includes equity and non-consolidated affiliates	302	316	306	-1%

				1Q09 vs
Liquefied natural gas	1Q09	4Q08	1Q08	1Q08

LNG sales* (Mt)	2.10	2.38	2.32	-9%

*	Sales, Group share, excluding trading; 1 Mt/y = approx. 133 Mcf/d; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient.
•     DOWNSTREAM

				1Q09 vs
Refined products sales by region (kb/d)*	1Q09	4Q08	1Q08	1Q08

Europe	2,176	2,186	2,144	+1%
Africa	277	281	280	-1%
Americas	189	168	156	+21%
Rest of world	128	156	145	-12%

Total consolidated sales	2,770	2,791	2,725	+2%

Trading	1,000	860	944	+6%

Total refined product sales	3,770	3,651	3,669	+3%

*	Includes trading and share of CEPSA.

Investments — Divestments

				1Q09 vs
in millions of euros	1Q09	4Q08	1Q08	1Q08

Investments excluding acquisitions includes net investments in equity affiliates and non-consolidated companies	2,747	4,059	2,498	+10%
• Capitalized exploration	228	183	172	+33%
• Net investments in equity affiliates and non-consolidated companies	225	74	112	+101%
Acquisitions	93	506	48	+94%
Investments including acquisitions includes net investments in equity affiliates and non-consolidated companies	2,840	4,565	2,546	+12%

Asset sales	359	732	75	x5

Net investments*	2,463	3,815	2,445	+1%

*	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.
Net-debt-to-equity ratio

in millions of euros	3/31/2009	12/31/2008	3/31/2008

Current borrowings	4,771	7,722	4,861
Net current financial assets	(80)	(29)	(238)
Non-current financial debt	19,078	16,191	13,388
Hedging instruments of non-current debt	(934)	(892)	(651)
Cash and cash equivalents	(13,319)	(12,321)	(8,341)

Net debt	9,516	10,671	9,019

Shareholders equity	52,597	48,992	45,750
Estimated dividend payable*	(3,812)	(2,540)	(3,537)
Minority interests	1,004	958	833

Equity	49,789	47,410	43,046

Net-debt-to-equity ratio	19.1%	22.5%	21.0%

*	Based on the hypothesis of an annual dividend of 2.28 €/share less 2,541 M€ for the interim dividend paid in November 2008.

Return on average capital employed
•     For the twelve months ended March 31, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	9,475	2,858	478
Capital employed at 3/31/2008*	25,731	11,415	7,266
Capital employed at 3/31/2009*	35,027	13,095	7,175

ROACE	31.2%	23.3%	6.6%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 129 M€ pre-tax at 3/31/2008.
•     For the twelve months ended December 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	10,724	2,569	668
Capital employed at 12/31/2007*	27,062	12,190	7,033
Capital employed at 12/31/2008*	32,681	13,623	7,417

ROACE	35.9%	19.9%	9.2%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 134 M€ pre-tax at 12/31/2007 and 256 M€ pre-tax at 12/31/2008.
•     For the twelve months ended March 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	9,619	2,138	726
Capital employed at 3/31/2007*	24,808	11,442	7,129
Capital employed at 3/31/2008*	25,731	11,415	7,266

ROACE	38.1%	18.7%	10.1%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of 153 M€ pre-tax at 3/31/2007 and 129 M€ pre-tax at 3/31/2008.

MAIN INDICATORS
Chart updated around the middle of the month following the end of each quarter.

		European
		refining margins		Average liquids	Average gas
	€/$	TRCV* ($/t)	Brent ($/b)	price** ($/b)	price ($/Mbtu)**
First quarter 2009	1.30	34.7	44.5	41.5	5.98
Fourth quarter 2008	1.32	41.4	55.5	49.4	7.57
Third quarter 2008	1.51	45.0	115.1	107.8	8.05
Second quarter 2008	1.56	40.2	121.2	114.9	7.29
First quarter 2008	1.50	24.6	96.7	90.7	6.67
Fourth quarter 2007	1.45	30.1	88.5	84.5	6.08
Third quarter 2007	1.37	23.9	74.7	71.4	4.83
Second quarter 2007	1.35	42.8	68.8	65.7	4.94
First quarter 2007	1.31	33.0	57.8	55.0	5.69
Fourth quarter 2006	1.29	22.8	59.6	57.1	6.16
Third quarter 2006	1.27	28.7	69.5	65.4	5.59
Second quarter 2006	1.26	38.3	69.6	66.2	5.75
First quarter 2006	1.20	25.8	61.8	58.8	6.16
Fourth quarter 2005	1.19	45.5	56.9	54.5	5.68
Third quarter 2005	1.22	44.3	61.5	57.8	4.65
Second quarter 2005	1.26	45.0	51.6	48.0	4.39
First quarter 2005	1.31	31.7	47.6	44.1	4.40
Fourth quarter 2004	1.30	42.4	44.0	40.6	4.24
Third quarter 2004	1.22	32.9	41.5	39.5	3.54
Second quarter 2004	1.20	34.4	35.4	34.2	3.44
First quarter 2004	1.25	21.6	32.0	31.0	3.70

*	1 $/t = 0.136 $/b

**	Consolidated subsidiaries, excluding fixed margin and buy-back contracts
Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
(M€) (a)	2009	2008	2008

Sales	30,041	38,714	44,213
Excise taxes	(4,573)	(5,009)	(4,926)
Revenues from sales	25,468	33,705	39,287

Purchases net of inventory variation	(15,228)	(26,393)	(25,619)
Other operating expenses	(4,675)	(5,122)	(4,832)
Exploration costs	(176)	(227)	(190)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,520)	(1,748)	(1,294)
Other income	15	94	153
Other expense	(87)	(123)	(48)

Financial interest on debt	(171)	(298)	(257)
Financial income from marketable securities & cash equivalents	55	117	129
Cost of net debt	(116)	(181)	(128)

Other financial income	159	243	116
Other financial expense	(81)	(95)	(71)

Equity in income (loss) of affiliates	467	31	546

Income taxes	(1,902)	(960)	(4,217)

Consolidated net income	2,324	(776)	3,703

Group share	2,290	(794)	3,602
Minority interests	34	18	101

Earnings per share (€)	1.03	(0.36)	1.61

Fully-diluted earnings per share (€)	1.02	(0.36)	1.60

(a)	Except for per share amounts.

CONSOLIDATED BALANCE SHEET
TOTAL

	March 31, 2009	December 31,	March 31, 2008
(M€)	(unaudited)	2008	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	5,904	5,341	4,374
Property, plant and equipment, net	48,773	46,142	40,436
Equity affiliates : investments and loans	15,093	14,668	15,039
Other investments	1,192	1,165	1,215
Hedging instruments of non-current financial debt	934	892	651
Other non-current assets	3,244	3,044	2,066

Total non-current assets	75,140	71,252	63,781

Current assets
Inventories, net	10,097	9,621	13,892
Accounts receivable, net	14,940	15,287	18,664
Other current assets	9,047	9,642	8,261
Current financial assets	150	187	403
Cash and cash equivalents	13,319	12,321	8,341

Total current assets	47,553	47,058	49,561

Total assets	122,693	118,310	113,342

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,931	5,930	5,990
Paid-in surplus and retained earnings	55,198	52,947	52,376
Currency translation adjustment	(3,523)	(4,876)	(6,653)
Treasury shares	(5,009)	(5,009)	(5,963)

Total shareholders’ equity — Group Share	52,597	48,992	45,750

Minority interests	1,004	958	833

Total shareholders’ equity	53,601	49,950	46,583

Non-current liabilities
Deferred income taxes	8,478	7,973	7,840
Employee benefits	2,035	2,011	2,489
Provisions and other non-current liabilities	8,391	7,858	6,431

Total non-current liabilities	18,904	17,842	16,760

Non-current financial debt	19,078	16,191	13,388

Current liabilities
Accounts payable	13,894	14,815	17,240
Other creditors and accrued liabilities	12,375	11,632	14,345
Current borrowings	4,771	7,722	4,861
Other current financial liabilities	70	158	165

Total current liabilities	31,110	34,327	36,611

Total Liabilities and shareholders’ equity	122,693	118,310	113,342

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
(M€)	2009	2008	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,324	(776)	3,703
Depreciation, depletion and amortization	1,661	1,853	1,405
Non-current liabilities, valuation allowances and deferred taxes	(68)	(435)	11
Impact of coverage of pension benefit plans	—	(505)	—
(Gains) losses on disposals of assets	(15)	(28)	(153)
Undistributed affiliates’ equity earnings	(79)	263	(302)
(Increase) decrease in working capital	145	3,635	610
Other changes, net	26	86	42

Cash flow from operating activities	3,994	4,093	5,316

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,484)	(3,987)	(2,327)
Acquisitions of subsidiaries, net of cash acquired	(47)	(368)	—
Investments in equity affiliates and other securities	(84)	(136)	(107)
Increase in non-current loans	(320)	(267)	(209)

Total expenditures	(2,935)	(4,758)	(2,643)
Proceeds from disposal of intangible assets and property, plant and equipment	60	73	6
Proceeds from disposal of subsidiaries, net of cash sold	—	—	—
Proceeds from disposal of non-current investments	299	659	69
Repayment of non-current loans	113	211	123

Total divestments	472	943	198

Cash flow used in investing activities	(2,463)	(3,815)	(2,445)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	9	4	9
- Treasury shares	—	(144)	(427)
- Minority shareholders	—	6	(9)
Dividends paid:
- Parent company shareholders	—	(2,541)	—
- Minority shareholders	(4)	(86)	(1)
Net issuance (repayment) of non-current debt	2,844	(435)	503
Increase (decrease) in current borrowings	(3,417)	2,244	(887)
Increase (decrease) in current financial assets and liabilities	—	29	835
Cash flow used in financing activities	(568)	(923)	23

Net increase (decrease) in cash and cash equivalents	963	(645)	2,894
Effect of exchange rates	35	(265)	(541)
Cash and cash equivalents at the beginning of the period	12,321	13,231	5,988

Cash and cash equivalents at the end of the period	13,319	12,321	8,341

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus
			and	Currency			Shareholders’		Total
	Common shares issued		retained	translation	Treasury shares		equity-	Minority	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity

As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first quarter	—	—	3,602	—	—	—	3,602	101	3,703
Other comprehensive Income	—	—	(83)	(2,257)	—	—	(2,340)	(109)	(2,449)
Comprehensive Income	—	—	3,519	(2,257)	—	—	1,262	(8)	1,254
Dividend	—	—	—	—	—	—	—	(1)	(1)
Issuance of common shares	284,154	1	8	—	—	—	9	—	9
Purchase of treasury shares	—	—	—	—	(9,000,000)	(448)	(448)	—	(448)
Sale of treasury shares (1)	—	—	4	—	499,547	17	21	—	21
Share-based payments	—	—	48	—	—	—	48	—	48
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	284,154	1	60	—	(8,500,453)	(431)	(370)	(1)	(371)

As of March 31, 2008	2,395,816,251	5,990	52,376	(6,653)	(159,921,685)	(5,963)	45,750	833	46,583

Net income from 1st April 2008 to December 31st 2008	—	—	6,988	—	—	—	6,988	262	7,250
Other comprehensive Income	—	—	(175)	1,777	—	—	1,602	75	1,677
Comprehensive Income	—	—	6,813	1,777	—	—	8,590	337	8,927
Dividend	—	—	(4,945)	—	—	—	(4,945)	(212)	(5,157)
Issuance of common shares	5,991,823	15	238	—	—	—	253	—	253
Purchase of treasury shares	—	—	—	—	(18,600,000)	(891)	(891)	—	(891)
Sale of treasury shares (1)	—	—	(75)	—	5,439,590	204	129	—	129
Share-based payments	—	—	106	—	—	—	106	—	106
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(24,008,177)	(60)	(6,242)	—	16,839,590	954	(5,348)	(212)	(5,560)

As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income for the first quarter	—	—	2,290	—	—	—	2,290	34	2,324
Other comprehensive Income	—	—	(64)	1,353	—	—	1,289	40	1,329
Comprehensive Income	—	—	2,226	1,353	—	—	3,579	74	3,653
Dividend	—	—	—	—	—	—	—	(4)	(4)
Issuance of common shares	461,360	1	8	—	—	—	9	—	9
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	11,640	—	—	—	—
Share-based payments	—	—	40	—	—	—	40	—	40
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	461,360	1	25	—	11,640	—	26	(28)	(2)

As of March 31, 2009	2,372,269,434	5,931	55,198	(3,523)	(143,070,455)	(5,009)	52,597	1,004	53,601

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (a)
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
(M€)	2009	2008	2008

Net income	2,324	(776)	3,703

Other comprehensive income
Currency translation adjustment	1,212	(869)	(2,079)
Available for sale financial assets	(11)	(110)	(63)
Cash flow hedge	(70)	—	—
Share of other comprehensive income of associates, net amount	159	60	(303)
Other	14	15	(12)

Tax effect	25	11	8

Total other comprehensive income (net amount)	1,329	(893)	(2,449)

Comprehensive income	3,653	(1,669)	1,254

— Group share	3,579	(1,712)	1,262
— Minority interests	74	43	(8)

(a)	In accordance with revised IAS 1, applicable from January 1, 2009.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,099)	(3,137)	(155)	4,044	(20,079)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Operating income	2,892	1,036	61	(120)	—	3,869
Equity in income (loss) of affiliates and other items	243	42	(4)	192	—	473
Tax on net operating income	(1,674)	(303)	(17)	62	—	(1,932)

Net operating income	1,461	775	40	134	—	2,410
Net cost of net debt						(86)
Minority interests						(34)

Net income						2,290

1st quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	245	129	—		374
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	245	129	—		374
Equity in income (loss) of affiliates and other items (c)	(21)	15	(19)	(50)		(75)
Tax on net operating income	—	(85)	(38)	—		(123)

Net operating income (b)	(21)	175	72	(50)		176
Net cost of net debt						—
Minority interests						1

Net income						177

(a) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(b) Of which inventory valuation effect
On operating income	—	345	132	—
On net operating income	—	246	80	—

(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(63)

1st quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,344)	(3,266)	(155)	4,044	(20,453)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Adjusted operating income	2,892	791	(68)	(120)	—	3,495
Equity in income (loss) of affiliates and other items	264	27	15	242	—	548
Tax on net operating income	(1,674)	(218)	21	62	—	(1,809)

Adjusted net operating income	1,482	600	(32)	184	—	2,234
Net cost of net debt						(86)
Minority interests						(35)

Ajusted net income						2,113

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,250	495	179	11		2,935
Total divestments	129	36	6	301		472
Cash flow from operating activities	2,578	1,648	178	(410)		3,994

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(25,635)	(4,845)	(203)	5,129	(31,742)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,278)	(328)	(135)	(7)	—	(1,748)

Operating income	3,556	(2,416)	(761)	(164)	—	215
Equity in income (loss) of affiliates and other items	440	(259)	(61)	30	—	150
Tax on net operating income	(2,201)	807	274	108	—	(1,012)

Net operating income	1,795	(1,868)	(548)	(26)	—	(647)
Net cost of net debt						(129)
Minority interests						(18)

Net income						(794)

4th quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(3,561)	(1,009)	—		(4,570)
Depreciation, depletion and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)

Operating income (b)	(171)	(3,561)	(1,015)	—		(4,747)
Equity in income (loss) of affiliates and other items (c)	(86)	(243)	(59)	(139)		(527)
Tax on net operating income	57	1,166	349	—		1,572

Net operating income (b)	(200)	(2,638)	(725)	(139)		(3,702)
Net cost of net debt						—
Minority interests						35

Net income						(3,667)
(a) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger
(b) Of which inventory valuation effect
On operating income	—	(3,561)	(811)	—
On net operating income	—	(2,604)	(559)	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(166)

4th quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(22,074)	(3,836)	(203)	5,129	(27,172)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,107)	(328)	(129)	(7)	—	(1,571)

Adjusted operating income	3,727	1,145	254	(164)	—	4,962
Equity in income (loss) of affiliates and other items	526	(16)	(2)	169	—	677
Tax on net operating income	(2,258)	(359)	(75)	108	—	(2,584)

Adjusted net operating income	1,995	770	177	113	—	3,055
Net cost of net debt						(129)
Minority interests						(53)

Ajusted net income						2,873

4th quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,283	972	477	26		4,758
Total divestments	270	18	20	635		943
Cash flow from operating activities	2,139	603	939	412		4,093

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,251)	(5,157)	(176)	7,961	(30,641)
Depreciation, depletion and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Operating income	6,423	871	200	(142)	—	7,352
Equity in income (loss) of affiliates and other items	465	(33)	14	250	—	696
Tax on net operating income	(4,027)	(247)	(55)	72	—	(4,257)

Net operating income	2,861	591	159	180	—	3,791
Net cost of net debt						(88)
Minority interests						(101)

Net income						3,602

1st quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	373	2	—		375
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	373	2	—		375
Equity in income (loss) of affiliates and other items (c)	130	25	—	(56)		99
Tax on net operating income	—	(118)	(1)	—		(119)

Net operating income (b)	130	280	1	(56)		355
Net cost of net debt						—
Minority interests						(7)

Net income						348
(a) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger
(b) Of which inventory valuation effect
On operating income	—	373	2	—
On net operating income	—	280	1	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(71)

1st quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,624)	(5,159)	(176)	7,961	(31,016)
Depreciation, depletion and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Adjusted operating income	6,423	498	198	(142)	—	6,977
Equity in income (loss) of affiliates and other items	335	(58)	14	306	—	597
Tax on net operating income	(4,027)	(129)	(54)	72	—	(4,138)

Adjusted net operating income	2,731	311	158	236	—	3,436
Net cost of net debt						(88)
Minority interests						(94)

Ajusted net income						3,254

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,178	294	164	7		2,643
Total divestments	107	24	7	60		198
Cash flow from operating activities	4,251	1,168	(202)	99		5,316

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

1st quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	30,041	—	30,041
Excise taxes	(4,573)	—	(4,573)
Revenues from sales	25,468	—	25,468

Purchases net of inventory variation	(15,705)	477	(15,228)
Other operating expenses	(4,572)	(103)	(4,675)
Exploration costs	(176)	—	(176)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,520)	—	(1,520)
Other income	2	13	15
Other expense	(57)	(30)	(87)

Financial interest on debt	(171)	—	(171)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(116)	—	(116)

Other financial income	159	—	159
Other financial expense	(81)	—	(81)

Equity in income (loss) of affiliates	525	(58)	467

Income taxes	(1,779)	(123)	(1,902)

Consolidated net income	2,148	176	2,324
Group share	2,113	177	2,290
Minority interests	35	(1)	34

1st quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	44,213	—	44,213
Excise taxes	(4,926)	—	(4,926)
Revenues from sales	39,287	—	39,287

Purchases net of inventory variation	(25,994)	375	(25,619)
Other operating expenses	(4,832)	—	(4,832)
Exploration costs	(190)	—	(190)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,294)	—	(1,294)
Other income	8	145	153
Other expense	(48)	—	(48)

Financial interest on debt	(257)	—	(257)
Financial income from marketable securities & cash equivalents	129	—	129
Cost of net debt	(128)	—	(128)

Other financial income	116	—	116
Other financial expense	(71)	—	(71)

Equity in income (loss) of affiliates	592	(46)	546

Income taxes	(4,098)	(119)	(4,217)

Consolidated net income	3,348	355	3,703
Group share	3,254	348	3,602
Minority interests	94	7	101

TOTAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST THREE MONTHS OF 2009
(unaudited)
1) Accounting policies
The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2009 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of March 31, 2009 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2008 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2009 are described in Note 1W to the consolidated financial statements as of December 31, 2008 and have no material effect on the Group’s consolidated financial statements for the first three months of 2009. Among these new standards or interpretations, it should be noted that the revised version of IAS 1 “Presentation of financial statements”, effective for annual periods beginning on or after January 1, 2009, resulted in the following:
•	presentation of the consolidated statement of comprehensive income;

•	information on other comprehensive income presented in note 4 to the interim consolidated financial statements.
The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation.
Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:
•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;

•	are complete in all material aspects.
Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.
2) Changes in the Group structure, main acquisitions and divestments
There were no major changes during the first three months of 2009.

3) Adjustment items
Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.
Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Adjustment items include:
(i) Special items
Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
(ii) Inventory valuation effect
The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ performance with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
(iii) Portion of intangible assets amortization related to the Sanofi-Aventis merger
The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and excluding TOTAL’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger.
The detail of the adjustment items is presented in the table below.
ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

1st quarter 2009	Inventory valuation effect	—	345	132	—	477
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(100)	(3)	—	(103)

Total		—	245	129	—	374

1st quarter 2008	Inventory valuation effect	—	373	2	—	375
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	373	2	—	375

ADJUSTMENTS TO NET INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

1st quarter 2009	Inventory valuation effect	—	247	80	—	327
	TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	—	—
	TOTAL’s equity share of adjustments related to the Sanofi-Aventis merger	—	—	—	(63)	(63)
	Restructuring charges	—	—	(6)	—	(6)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	13	13
	Other items	(21)	(71)	(2)	—	(94)

Total		(21)	176	72	(50)	177

1st quarter 2008	Inventory valuation effect	—	273	1	—	274
	TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	—	—
	TOTAL’s equity share of adjustments related to the Sanofi-Aventis merger	—	—	—	(71)	(71)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	130	—	—	15	145
	Other items	—	—	—	—	—

Total		130	273	1	(56)	348

4) Shareholders’ equity
Treasury shares (TOTAL shares held by TOTAL S.A.)
As of March 31, 2009, TOTAL S.A. held 42,739,187 of its own shares, representing 1.80% of its share capital, detailed as follows:
•	17,939,187 shares allocated to covering TOTAL share purchase option plans and restricted shares plans for Group employees;

•	24,800,000 shares purchased during the first ten months of 2008 for cancellation, pursuant to the authorizations granted by the shareholders’ meetings held May 11, 2007 and May 16, 2008.
These 42,739,187 shares are deducted from the consolidated shareholders’ equity.
TOTAL shares held by Group subsidiaries
As of March 31, 2009, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.23% of its share capital, detailed as follows:
•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).
These 100,331,268 shares are deducted from the consolidated shareholders’ equity.
Dividend
For the 2008 fiscal year, the Board of Directors has proposed a dividend of €2.28 per share. This proposed dividend will be voted on by the shareholders’ meeting to be held on May 15, 2009. An interim dividend of €1.14 per share was paid on November 19, 2008. If approved, the balance of €1.14 per share will be paid on May 22, 2009.
Other Comprehensive Income
Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st quarter 2009		1st quarter 2008

Currency translation adjustment		1,212		(2,079)
- unrealized gain/(loss) of the period	1,208		(2,079)
- less gain/(loss) included in net income	(4)		—

Financial assets available for sale		(11)		(63)
- unrealized gain/(loss) of the period	(11)		(63)
- less gain/(loss) included in net income	—		—

Cash flow hedge		(70)		—
- unrealized gain/(loss) of the period	(33)		—
- less gain/(loss) included in net income	37		—

Share of other comprehensive income of associates, net amount		159		(303)

Other		14		(12)
- unrealized gain/(loss) of the period	14		(12)
- less gain/(loss) included in net income	—		—
Tax effect		25		8

Total other comprehensive income (net amount)		1,329		(2,449)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2009			1st quarter 2008
		Tax			Tax
	Pre-tax	expense		Pre-tax	expense
(M€)	amount	(credit)	Net amount	amount	(credit)	Net amount

Currency translation adjustment	1,212		1,212	(2,079)		(2,079)
Financial assets available for sale	(11)	1	(10)	(63)	8	(55)
Cash flow hedge	(70)	24	(46)	—		—
Share of other comprehensive income of associates, net amount	159		159	(303)		(303)
Other	14		14	(12)		(12)

Total other comprehensive income	1,304	25	1,329	(2,457)	8	(2,449)

5) Non-current financial debt
The Group issued bonds through its subsidiary Total Capital during the first three months of 2009:
•	Bond 4.875% 2009-2019 (750 million EUR)

•	Bond 2.500% 2009-2013 (350 million CHF)

•	Bond 3.500% 2009-2014 (1,000 million EUR)

•	Bond 3.240% 2009-2014 (396 million HKD)

•	Bond 5.125% 2009-2024 (950 million EUR)
The Group reimbursed bonds during the first three months of 2009:
•	Bond 4.500% 1999-2009 (1,000 million EUR)

•	Bond 6.200% 1997-2009 (900 million FRF)

•	Bond 3.500% 2003-2009 (500 million USD)

•	Bond 6.250% 2003-2009 (100 million AUD)

•	Bond 3.500% 2004-2009 (50 million USD)

•	Bond 3.500% 2005-2009 (50 million USD)
In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties
The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first three months of 2009.
7) Other risks and contingent liabilities
TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.
Antitrust investigations
1.	Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group are involved in civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema 78.7 M€ and 219.1 M€, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of 22.7 M€ and individually in an amount of 20.43 M€ for Arkema and 15.89 M€ for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. As of today, the Commission has not rendered a decision.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

(1):	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. became an independent company after being spun-off from Total S.A. in May 2006.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a 176.5 M€ threshold. If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to 85 M€ in its consolidated financial statements as of March 31, 2009 to cover the risks mentioned above.

4.	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. as its parent company being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined 128.2 M€ and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage & Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

5.	Given the discretionary powers granted to the European Commission for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.
Buncefield
On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.
The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which have not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision.
The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.
On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. An initial court hearing is expected in the second quarter 2009.
Erika
Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of 192 M€, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.
TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.
TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. As of today, thirty-six third parties have received compensation payments, representing an aggregate amount of 170.1 M€.
The hearing of the appeal before the Court of Appeals of Paris is expected to begin in October 2009.
At the current stage of the proceedings, TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.
Adaptation and modernization for refining and petrochemicals in France
In March 2009, the Group presented a plan to consolidate its competitiveness in petrochemicals and to upgrade its most efficient units, along with a plan to adapt and upgrade its refining base. Consultation with employee representatives is in progress. At the current stage of procedures, no significant impact has been recorded in the Group’s consolidated financial statements for the first three months of 2009.

8) Information by business segment

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,099)	(3,137)	(155)	4,044	(20,079)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Operating income	2,892	1,036	61	(120)	—	3,869
Equity in income (loss) of affiliates and other items	243	42	(4)	192	—	473
Tax on net operating income	(1,674)	(303)	(17)	62	—	(1,932)

Net operating income	1,461	775	40	134	—	2,410
Net cost of net debt						(86)
Minority interests						(34)

Net income						2,290

1st quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	245	129	—		374
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	245	129	—		374
Equity in income (loss) of affiliates and other items (c)	(21)	15	(19)	(50)		(75)
Tax on net operating income	—	(85)	(38)	—		(123)

Net operating income (b)	(21)	175	72	(50)		176
Net cost of net debt						—
Minority interests						1

Net income						177
(a) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(b) Of which inventory valuation effect
On operating income	—	345	132	—
On net operating income	—	246	80	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(63)

1st quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,344)	(3,266)	(155)	4,044	(20,453)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Adjusted operating income	2,892	791	(68)	(120)	—	3,495
Equity in income (loss) of affiliates and other items	264	27	15	242	—	548
Tax on net operating income	(1,674)	(218)	21	62	—	(1,809)

Adjusted net operating income	1,482	600	(32)	184	—	2,234
Net cost of net debt						(86)
Minority interests						(35)

Ajusted net income						2,113

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,250	495	179	11		2,935
Total divestments	129	36	6	301		472
Cash flow from operating activities	2,578	1,648	178	(410)		3,994

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,251)	(5,157)	(176)	7,961	(30,641)
Depreciation, depletion and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Operating income	6,423	871	200	(142)	—	7,352
Equity in income (loss) of affiliates and other items	465	(33)	14	250	—	696
Tax on net operating income	(4,027)	(247)	(55)	72	—	(4,257)

Net operating income	2,861	591	159	180	—	3,791
Net cost of net debt						(88)
Minority interests						(101)

Net income						3,602

1st quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	373	2	—		375
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	373	2	—		375
Equity in income (loss) of affiliates and other items (c)	130	25	—	(56)		99
Tax on net operating income	—	(118)	(1)	—		(119)

Net operating income (b)	130	280	1	(56)		355
Net cost of net debt						—
Minority interests						(7)

Net income						348

(a) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(b) Of which inventory valuation effect
On operating income	—	373	2	—
On net operating income	—	280	1	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(71)

1st quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,624)	(5,159)	(176)	7,961	(31,016)
Depreciation, depletion and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Adjusted operating income	6,423	498	198	(142)	—	6,977
Equity in income (loss) of affiliates and other items	335	(58)	14	306	—	597
Tax on net operating income	(4,027)	(129)	(54)	72	—	(4,138)

Adjusted net operating income	2,731	311	158	236	—	3,436
Net cost of net debt						(88)
Minority interests						(94)

Ajusted net income						3,254

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,178	294	164	7		2,643
Total divestments	107	24	7	60		198
Cash flow from operating activities	4,251	1,168	(202)	99		5,316

9) Reconciliation between information by business segment and the consolidated statement of income

1st quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	30,041	—	30,041
Excise taxes	(4,573)	—	(4,573)
Revenues from sales	25,468	—	25,468

Purchases net of inventory variation	(15,705)	477	(15,228)
Other operating expenses	(4,572)	(103)	(4,675)
Exploration costs	(176)	—	(176)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,520)	—	(1,520)
Other income	2	13	15
Other expense	(57)	(30)	(87)

Financial interest on debt	(171)	—	(171)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(116)	—	(116)

Other financial income	159	—	159
Other financial expense	(81)	—	(81)

Equity in income (loss) of affiliates	525	(58)	467

Income taxes	(1,779)	(123)	(1,902)

Consolidated net income	2,148	176	2,324
Group share	2,113	177	2,290
Minority interests	35	(1)	34

1st quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	44,213	—	44,213
Excise taxes	(4,926)	—	(4,926)
Revenues from sales	39,287	—	39,287

Purchases net of inventory variation	(25,994)	375	(25,619)
Other operating expenses	(4,832)	—	(4,832)
Exploration costs	(190)	—	(190)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,294)	—	(1,294)
Other income	8	145	153
Other expense	(48)	—	(48)

Financial interest on debt	(257)	—	(257)
Financial income from marketable securities & cash equivalents	129	—	129
Cost of net debt	(128)	—	(128)

Other financial income	116	—	116
Other financial expense	(71)	—	(71)

Equity in income (loss) of affiliates	592	(46)	546

Income taxes	(4,098)	(119)	(4,217)

Consolidated net income	3,348	355	3,703
Group share	3,254	348	3,602
Minority interests	94	7	101